July 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES, INC.
Amendment No. 6 to Form S-11
Filed June 17, 2021
File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated July 7, 2021. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Amended Registration Statement on Form S-11 filed June 17, 2021

Registration Statement Fee Table, page i

1.

The maximum aggregate offering price was calculated based upon the mid-point of the price range, rather than the maximum. Please revise the calculation to cover the maximum aggregate offering price. Similarly revise the legality opinion.

Response: The registration fee table has been revised to calculate the registration fee based on the maximum offering price. Please be advised that the Company has increased the expected public offering price range on the cover page of the prospectus to $12.00 to $14.00 per Unit (from $11.00 to $13.00), and accordingly the fee table has been revised based on a maximum price of $14.00 per Unit.

Prospectus Cover Page, page i

2.

We note the disclosure that “the underwriters have informed us that the gross proceeds of this offering will not be less than $15,000,000.” However, using the minimum of the price range of $11 will result in $13.75 million. Please reconcile or explain the statement from the underwriters. Please also explain the reference in the overallotment to issuing additional common stock and/or warrants rather than units.

July 9, 2021

Response: In response to the first three sentences of the foregoing comment and as described above, the Company has increased the expected price range to $12.00 to $14.00 per Unit. As a result, the $15 million minimum would be satisfied by an offering at the lower end of the range.

In response to the last sentence of the foregoing comment and as discussed with the Staff, we believe that it is not uncommon for underwriters in unit offerings to have an overallotment option that is exercisable with respect to shares of common stock and/or warrants (rather than units) when the common stock and warrants will trade separately immediately following the offering. We note, for example, the following recently completed unit offerings:

a.	S-1 Registration Statement filed by Jupiter Wellness, Inc. S-1 on October 26, 2020: (https://www.sec.gov/Archives/edgar/data/0001760903/000126493120000190/cdbs1a8.htm);

b.	S-1 Registration Statement filed by Auddia Inc. filed on February 11, 2021 (https://www.sec.gov/Archives/edgar/data/0001554818/000168316821000487/clip_s1a10.htm); and

c.	S-1 Registration Statement filed by Yield10 Bioscience, Inc. filed on December 18, 2017 (https://www.sec.gov/Archives/edgar/data/0001121702/000110465917073881/a17-28240_4s1a.htm).

Exhibits

3.

We note that the legality opinion includes in assumption 3 that “such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.” As this relates to the company’s obligations, this is an inappropriate assumption as it assumes away the relevant portion of the opinion. Also, please revise the opinion to opine upon the units being registered in this offering.

Response: The Exhibit 5.1 opinion has been revised and re-filed in accordance with the Staff’s comment.

July 9, 2021

General

4.

We note the exclusive forum provision in Section 4(e) of the warrant agreement filed as Exhibit 4.9 identifies the state and federal courts of the city of New York, borough of Manhattan as the exclusive forum for litigation arising under the warrant agreement. Please provide clear disclosure of this provision in the prospectus, including whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company has added a new section on page 85 entitled “Exclusive Forum” in which the Company, among other things, (i) describes the exclusive forum provision, (ii) notes that although the exclusive forum provision applies to securities law claims, the provision does not limit the federal district court in which claims may be brought under the federal securities laws, (iii) states that investors cannot waive compliance with the federal securities laws, and (iv) states that a court may otherwise find the provision unenforceable. Please be advised that the Company also added a new corresponding risk factor on page [17] (See the new risk factor entitled “The exclusive forum clause . . . ..”).

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If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely